PASHMINADEPOT.COM, INC.
9694 Royal Palm Blvd.,
Coral Springs, Fl 33065

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about October 5, 2009 to the holders of record of shares of common stock, $0.001 par value (the “Common Stock”), of Pashminadepot.com, Inc., a Florida corporation (the “Company”), is being furnished in connection with the appointment of Michel Gruering and Yves Ducommun to the Board of Directors of the Company (the “Board”). The appointment of Messrs.  Gruering  and Ducommun to the Board will become effective upon the closing of the transactions described in the Stock Purchase Agreement (the “Stock Purchase Agreement”) with SwissINSO SA, a Swiss corporation with a registered office in Lausanne, Switzerland (“SwissINSO”), and its shareholders which shall occur no sooner than ten (10) days after the mailing of this Information Statement.  Pursuant to the Stock Purchase Agreement, the Company will purchase all of the shares of SwissINSO (the “Shares”) from the shareholders of SwissINSO in consideration for the issuance of an aggregate of 50,000,000 shares of its common stock, and SwissINSO will then become a wholly-owned subsidiary of the Company.

The current sole director of the Company, Edward Sanders, will resign from as the director of the Company and  Michel Gruering and Yves Ducommun will become the directors of the Company upon the closing of the acquisition of SwissINSO by the Company (the “Closing”) which shall occur no sooner than ten (10) days after the mailing of this Information Statement.  Upon the Closing, Mr. Gruering will become the Chairman of the Board of Directors and President, and Mr. Ducommun will become the Chief Executive Officer, Treasurer and Secretary.  No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s shareholders.

The information contained in this Information Statement concerning Messrs. Gruering and Ducommun  has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principal of the Company assumes the responsibility for the accuracy and completeness of the other information provided herein. The principal executive offices of the Company are currently 9694 Royal Palm Blvd., Coral Springs, Fl 33065.

GENERAL

On September 10, 2009, the Company entered into the Stock Purchase Agreement with SwissINSO and its shareholders, Michel Gruering, Yves Ducommun, Jean-Bernard Wurm, Muttiah Yogananthan, Manuel de Souza, Antoine Eigenmann, Ergoma SA, SICG SA and Albert Krauer. Pursuant to the terms of the Stock Purchase Agreement, the Company will purchase all of the shares of SwissINSO in consideration for the issuance of 50,000,000 shares of the Company’s common stock.  The Company will also issue an additional 5,000,000 shares of its common stock to SwissINSO’s principal shareholder, Michel Gruering, upon conversion of his existing shareholder loan to SwissINSO.  The transactions contemplated in the Stock Purchase Agreement will be consummated when all of the conditions and obligations of the parties as set forth therein are satisfied or waived, including but not limited to the cancellation of 59,950,000 shares of the common stock of the Company currently held by Albury Investments Limited and receipt of audited financial statements of SwissINSO as required by the rules and regulations of the Securities and Exchange Commission. For all the terms and conditions of the Stock Purchase Agreement, see Exhibit 10.1 attached to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 15, 2009.

Prior to the date hereof, the Company has prepared and mailed to its shareholders an Information Statement under the Exchange Act to reincorporate the Company in Delaware and to change the Company’s corporate name to SwissINSO Holding Inc.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of the date hereof:

Name	Age	Positions and Offices
Edward Sanders	63	President, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Secretary and Director

Edward Sanders is the sole officer and director of the Company since its inception on November 13, 2007. Mr. Sanders has been the Vice President of Jenlis, Inc., an internet sales company with several websites, from 2005 to present. Also, from 1990 to present, Mr. Sanders has been an employee of Corporate Express Imaging, which is the largest computer supply dealer in the US. During the first 6 years at Corporate Express Imaging, Mr. Sanders worked exclusively in the sales division and thereafter has been the director of the bid department. Corporate Express Imaging is a wholly owned division of Corporate Express Inc., a NYSE company. Corporate Express Imaging has sales in excess of $450 million annually. Corporate Express, Inc has Revenues in excess of $9 billion. From 1983 to 1990 Mr. Sanders was a partner in Silky Button Company, a manufacturer of covered buttons and belts to the garment industry.

Upon the Closing, Mr. Sanders will resign as an officer and director of the Company, Michel Gruering  and Yves Ducommun will become directors of the Company, Mr. Gruering will be appointed by the Board as the Chairman and President of the Company and Mr. Ducommun will be appointed by the Board as the Chief Executive Officer, Chief Financial Officer and Secretary of the Company.

The following is a summary of the biographical information of the foregoing individuals:

Michel Gruering, age 57, founded SwissINSO and has served as its President since May 2006.  From 2001 through 2005, Mr. Gruering acted as an independent consultant providing executive search, career planning and recruitment services.

Yves Ducommun, age 59, has served as Chief Executive Officer of SwissINSO since January 1, 2009.  From 2003 through 2008, he served as President and Chief Executive Officer of Hach Ultra Analytics in Switzerland, a Danaher company involved in the manufacturing and sales of precision sensors and analysers for monitoring of process quality worldwide in pharma, chemistry, electronics, power and water applications.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

There are no familial relationships among Mr. Sanders and either Messrs. Gruering and Ducommun. Messrs. Sanders, Gruering and Ducommun are not directors or officers in any other U.S. reporting companies. None of our directors or officers has been affiliated with any company that has filed for bankruptcy within the last five years. The Company is not aware of any proceedings to which the Company’s current officer and director, or any associate of any such person, is a party adverse to the Company or has a material interest adverse to it.

Neither Mr. Gruering nor Mr. Ducommun (i) beneficially owns any equity securities or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (ii) has been involved in any transactions with the Company or had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act other than as disclosed in this Information Statement; and (iii) has been the subject of any civil regulatory proceeding or any criminal proceeding.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the SEC reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to us. We are not aware of any instances in the fiscal year ended May 31, 2009 when an executive officer, director or any owner of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has not established audit, nominating and compensation committees.  The Board is of the opinion that such committees are not necessary since the Board only consists of one individual. Subsequent to the Closing, when the Board will consist of at least two persons, the Board will consider establishing committees.

The Company does not currently have a process for securityholders to send communications to the Board.

EXECUTIVE COMPENSATION

Summary Compensation

Since our incorporation on November 13, 2007, we have not paid any compensation to our directors or officers in consideration for their services rendered to our Company in their capacity as such.  We have no employment agreements with any of our directors or executive officers.  We have no pension, health, annuity, bonus, insurance, stock options, profit sharing or similar benefit plans.

Since our incorporation on  November 13, 2007, no stock options or stock appreciation rights were granted to any of our directors or executive officers.  We have no equity incentive plans.

Outstanding Equity Awards

Since our incorporation on November 13, 2007, none of our directors or executive officers has held unexercised options, stock that had not vested or equity incentive plan awards.

Compensation of Directors

Since our incorporation on November 13, 2007, no compensation has been paid to any of our directors in consideration for their services rendered in their capacity as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of the date hereof, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group.  Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

There are no options, warrants or other securities convertible into shares of common stock.  Unless otherwise indicated, the business address of such person is c/o 9694 Royal Palm Blvd., Coral Springs, Fl 33065.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned

Albury Investments Ltd	60,000,000	71%
Edward Sanders	0	0%
All directors and executive officers as a group (1 person)	0	0%

The table below lists, as of the Closing, the number of shares of Common Stock to be beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group.  The table indicates the shares to be owned by each such person upon consummation of the transactions contemplated by the Stock Purchase Agreement (i.e., (a) the cancellation of the 59,950,000 shares held by Albury Investments; (ii) the issuance of an aggregate of 50,000,000 shares to the shareholders of SwissINSO; and (iii) the right of Mr. Gruering to convert his existing shareholder loan to SwissINSO into 5,000,000 shares). Except for Mr. Gruering and all directors and officers as a group, the percentages below are based on 75,100,000 shares issued and outstanding as of the Closing, including the 50,000,000 shares issued to the shareholders of SwissINSO.  Unless otherwise indicated, the business address of such persons is c/o Route de Fribourg 15, Marly, Switzerland CH-1723

Officers, Directors, 5% Shareholders	No. of Shares Owned		Beneficial Ownership
	Before	After	Before	After

Michel Gruering(1)	0	39,500,000	0%	49.31%(2)
Yves Ducommun (3)	0	5,000,000	0%	6.66%
Jean-Bernard Wurm	0	4,000,000	0%	5.33%
All directors and executive officers as a group (2 persons)	0	44,500,000	0%	55.56%(2)

(1)
Michel Gruering shall become the Chairman and President and a director of the Company upon the Closing.  Pursuant to the terms of the Stock Purchase Agreement, Mr. Gruering has the right to convert his existing shareholder loan to SwissINSO into 5,000,000 shares of Common Stock.

(2)
Mr. Gruering’s and all directors and officers as group's percentages above are based on 80,100,000 shares issued and outstanding as of the Closing, including the 50,000,000 shares issued to the shareholders of SwissINSO and the 5,000,000 shares issuable to Mr. Gruering upon conversion of his shareholder loan.

(3)	Yves Ducommun shall become the Chief Executive Officer, Chief Financial Officer and Secretary and a director of the Company upon the Closing.

CHANGE IN CONTROL

As described above, upon the closing of the transactions contemplated by the Stock Purchase Agreement, the Company will issue an aggregate of 50,000,000 shares of its common stock in consideration for the shares of SwissINSO, which will become a wholly-owned subsidiary of the Company. The 60,000,000 shares owned by the Company’s current majority shareholder, Albury Investments Ltd., will be cancelled, other than 50,000 shares. As a result thereof, the principal shareholders of SwissINSO, Michel Gruering and Yves Ducommun, will own 34,500,000 (39,500,000 shares upon conversion of his shareholder loan) and 5,000,000 shares of the Company, respectively.

The current sole director of the Company, Edward Sanders, will resign from the Company as the director of the Company and Michel Gruering and Yves Ducommun  will become the directors of the Company upon the closing of the acquisition of SwissINSO by the Company (the “Closing”), which shall occur no sooner than ten (10) days after the mailing of this Information Statement.  Upon the Closing, Michel Gruering will become the Chairman of the Board of Directors and President, and Yves Ducommun will become the Chief Executive Officer, Chief Financial Officer and Secretary of the Company.  Pursuant to the terms of the Stock Purchase Agreement, the shareholders of SwissINSO shall have the right to designate two (2) other directors of the Company.  For the twelve (12) months subsequent to the Closing, the current director of the Company, Mr. Sanders, has the right to designate one (1) director to the Company, who shall be reasonably acceptable to the shareholders of SwissINSO, and such shareholders agree to vote their shares to elect such designee as a director. For two (2) years after the Closing, there shall not be more than five (5) directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as described in this Information Statement, none of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

-	any of our directors or officers;
-	any person proposed as a nominee for election as a director;
-	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
-	any relative or spouse of any of the foregoing persons who has the same house as such person.